Exhibit 2.1

ATOM INTERMEDIATE HOLDINGS INC.

as Purchaser

and

AXCAN PHARMA INC.

as Company

ARRANGEMENT AGREEMENT

November 29, 2007

(i)

(ii)

ARTICLE 10 GENERAL PROVISIONS		41

Section 10.1	Amendments	41
Section 10.2	Waiver	42
Section 10.3	Notices	42
Section 10.4	Governing Law	43
Section 10.5	Expenses and Termination Fees	43
Section 10.6	Injunctive Relief	45
Section 10.7	Time of Essence	46
Section 10.8	Binding Effect	46
Section 10.9	Severability	46
Section 10.10	No Third Party Beneficiaries	46
Section 10.11	Rules of Construction	46
Section 10.12	No Liability	47
Section 10.13	Language	47
Section 10.14	Counterparts, Execution	48

SCHEDULE “A” PLAN OF ARRANGEMENT		2

SCHEDULE “B” SPECIAL RESOLUTION		3

SCHEDULE “C” REGULATORY APPROVALS		5

SCHEDULE “D” REPRESENTATIONS AND WARRANTIES OF THE COMPANY		6

SCHEDULE “E” REPRESENTATIONS AND WARRANTIES OF THE PURCHASER		19

(iii)

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of November 29, 2007,

BETWEEN:

Atom Intermediate Holdings Inc., a corporation incorporated under the laws of Delaware (the “Purchaser”)

- and -

Axcan Pharma Inc., a corporation existing under the laws of Canada (the “Company”).

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1	Definitions

In this Agreement, unless something in the subject matter or the context is inconsistent therewith:

“1933 Act” means the United States Securities Act of 1933;

“1934 Act” means the United States Securities Exchange Act of 1934;

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction between or involving only the Company and/or one or more of its direct or indirect wholly-owned Subsidiaries, any offer, proposal or inquiry from any Person or joint actors (other than any Purchaser Party) relating to (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets or assets contributing 20% or more of the consolidated revenues of the Company and its Subsidiaries or 20% or more of any voting or equity securities of the Company or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of the Company, (ii) any take-over bid or exchange offer that, if consummated, would result in such Person or joint actors beneficially owning 20% or more of any class of voting or equity securities of the Company or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of the Company or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenue, as applicable, of the Company;

“affiliate” has the meaning ascribed thereto in Section 1.2 of National Instrument 45-106 – Prospectus and Registration Exemptions as in effect on the date hereof;

“Agreement” means this arrangement agreement as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“AMF” means the Autorité des marchés financiers, and includes any successor thereto;

“Applicable Law” means, with respect to any Person, any domestic or foreign federal, national, state, provincial, municipal or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority, as amended unless expressly specified otherwise, that is binding upon or applicable to such Person;

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 10.1 hereof or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting, to be substantially in the form and content of Schedule “B” hereto;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably;

“Board” means the board of directors of the Company as the same is constituted from time to time;

“Break-Up Fee” has the meaning ascribed thereto in Section 10.5(4);

“Business Day” means a day, other than a Saturday, Sunday or other day on which commercial banks in Montréal, Québec or New York, New York are closed;

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

“Change in Recommendation” has the meaning ascribed thereto in Section 9.1(1)(c)(i);

“Code” means the United States Internal Revenue Code of 1986;

“Collective Agreements” has the meaning ascribed thereto in paragraph (p) of Schedule “D”;

“Commitment Letter” has the meaning ascribed thereto in paragraph (f) of Schedule “E”;

“Common Shareholders” means the registered or beneficial holders of Common Shares, as the context requires;

“Common Shares” means the common shares in the capital of the Company, as currently constituted;

“Company Balance Sheet” means the consolidated balance sheet of the Company as of September 30, 2006 and the footnotes thereto;

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Common Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time;

“Company Current Public Disclosure Record” means (i) the annual information form of the Company dated December 29, 2006 for the fiscal year ended September 30, 2006, (ii) the audited consolidated financial statements of the Company as at and for the fiscal years ended September 30, 2006 and 2005, including the notes thereto and the management’s discussion and analysis thereof, (iii) the unaudited interim consolidated financial statements of the Company as at and for the three month periods ended December 29, 2006, March 30, 2007 and June 30, 2007, including the notes thereto and the management’s discussion and analysis thereof, (iv) the management proxy circular of the Company dated January 22, 2007; and (v) any documents of the type referred to above of the Company filed with the Securities Authorities, in between the signing of this Agreement and the Effective Date;

“Company Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been provided by the Company to the Purchaser;

“Company Employees” means the employees of the Company and its Subsidiaries;

“Company Exclusively Licensed IP” has the meaning ascribed thereto in paragraph (t) of Schedule “D”;

“Company Filings” means all documents publicly filed under the profile of the Company on the System for Electronic Document Analysis Retrieval (SEDAR) since December 31, 2005 up until the date of this Agreement;

“Company Meeting” means the special meeting of Common Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Competition Act” means the Competition Act (Canada);

“Compliant” means, with respect to the Required Information, that (i) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information, in light of the circumstances under which they were made, not misleading, (ii) such Required Information is, and remains throughout the Marketing Period, compliant in all material respects with all requirements of Regulation S-K and Regulation S-X under the 1933 Act (excluding information required by Regulation S-X Rule 3-10) for offerings of debt securities that customarily would be included in a preliminary offering memorandum relating to the High Yield Financing, (iii) the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Required Information, and (iv) the financial statements and other financial information included in such Required Information are, and remain throughout the Marketing Period, sufficient to permit (A) a registration statement using such financial statements to be declared effective by the SEC on the last day of the Marketing Period and (B) the financing sources (including underwriters, placement agents or initial purchasers) to receive customary comfort from the Company’s independent auditors on the financial information contained in any offering document, private placement memorandum, prospectus or similar document, including, without limitation, customary negative assurances comfort and change period comfort, to consummate any High Yield Financing on the last day of the Marketing Period;

“Confidentiality Agreement” means the confidentiality agreement dated June 26, 2007 between the Equity Sponsor and the Company pursuant to which the Equity Sponsor and the Purchaser have been provided with access to confidential information of the Company, as amended from time to time in accordance with its terms;

“Consideration” means an amount of US$23.35 in cash per Common Share;

“Contract” means any legally binding contract, agreement, license, franchise, lease, arrangement or commitment (written or oral) to which the Company or any of its Subsidiaries is a party;

“Court” means the Québec Superior Court;

“Data Room” means the virtual data room established by the Company, the contents of which on the date of this Agreement are set forth in the index of documents that has been provided by the Company to the Purchaser;

“Debt Financing” means the financing contemplated by the Commitment Letter (including without limitation the debt financing contemplated by the Engagement Letter referred to therein), as the same may be amended or replaced in accordance with the terms of this Agreement;

“Depositary” means Computershare Investor Services Inc.;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“D&O Insurance” has the meaning ascribed thereto in Section 6.1(2);

“DSUs” means deferred share units issued under the Company’s 2006 Stock Incentive Plan, as amended from time to time;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Employee Plans” has the meaning ascribed thereto in paragraph (o) of Schedule “D”;

“Employee Savings Plans” means the Company’s Employee Stock Participation Plan for Canadian employees and the Company’s Employee Stock Purchase Plan for American employees, in each case as amended from time to time;

“Environmental Laws” means any Applicable Law relating to pollution and protection of human health (including worker health and safety) and the environment, or governing the handling, use, generation, treatment, storage, transportation, disposal, manufacture, distribution, formulation, packaging, labeling, Release or threatened Release of or exposure to Hazardous Materials;

“Environmental Permit” means any permit, license, approval, consent or authorization required or issued by any Governmental Authority under or in connection with any Environmental Law;

“Equity Commitment Letter” has the meaning ascribed thereto in paragraph (f) of Schedule “E”;

“Equity Sponsor” has the meaning ascribed thereto in paragraph (f) of Schedule “E”;

“Exchange” or “Exchanges” means the Toronto Stock Exchange and/or the NASDAQ Global Select Market, as applicable;

“executive officer” has the meaning ascribed thereto in National Instrument 51-102 – Continuous Disclosure Obligations;

“FDA” means the United States Food and Drug Administration;

“Filing Date” has the meaning ascribed thereto in Section 2.8;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal;

“GAAP” means United States generally accepted accounting principles, as in effect from time to time;

“Governmental Authority” means any (a) multinational, domestic, foreign, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange, including the Exchanges;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976;

“HSR Approval” means the expiration or early termination of any waiting period, and any extension thereof, applicable to the completion of the transactions contemplated hereby under the HSR Act;

“Hazardous Material” means petroleum, petroleum hydrocarbons, petroleum products or petroleum by-products, radioactive materials, asbestos or asbestos-containing materials, gasoline, diesel fuel, pesticides, radon, urea formaldehyde, mold, lead or lead-containing materials, and polychlorinated biphenyls; and any other chemical, material, substance or waste in any amount or concentration (i) which is now or hereafter becomes defined as or included in the definition of “hazardous substances”, hazardous materials”, hazardous wastes”, “extremely hazardous wastes”, “restricted hazardous wastes”, “toxic substances” or “toxic pollutants”, or words of similar import under any Environmental Law, or (ii) which is otherwise regulated under or for which liability can be imposed under Environmental Law;

“High Yield Financing” has the meaning ascribed thereto in Section 5.3

“Indemnified Person” has the meaning ascribed thereto in Section 6.1(1);

“Intellectual Property” means all intellectual property, including the following: patents, trademarks, servicemarks, copyrights, applications for patents, trademarks, servicemarks, or copyrights, trade secrets and know-how;

“internal controls” has the meaning ascribed thereto in Rule 13a-15 of the 1934 Act;

“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably;

“Investment Canada Act” means the Investment Canada Act;

“knowledge” means the actual knowledge of any of the individuals expressly identified for these purposes in the Company Disclosure Letter;

“Leased Real Property” has the meaning ascribed thereto in paragraph (r) of Schedule “D”;

“Lenders” has the meaning ascribed thereto in paragraph (f) of Schedule “E” hereto;

“Lien” means, with respect to any property or asset, any mortgage, lien, hypothec, pledge, charge, security interest or encumbrance of any kind in respect of such property or asset;

“Marketing Period” means, unless otherwise agreed by the Parties, the first period of 10 consecutive Business Days after January 7, 2008, throughout and on the last day of which (a) Purchaser and its financing sources shall have the Required Information, including the Required Information with respect to the Company’s fiscal quarter ended December 31, 2007, and such Required Information shall be Compliant, (b) all conditions set forth in Section 8.1 and Section 8.2 (other than those that by their nature will not be satisfied until the Effective Time) have been satisfied and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 8.1 or Section 8.2 not to be satisfied assuming the Effective Time were to be scheduled for any time during such consecutive 10 Business Day period, and (c) the Company shall have provided all cooperation which it is obligated to provide under the terms of Section 5.3; provided, that, notwithstanding anything to the contrary above, the “Marketing Period” shall not commence and shall be deemed not to have commenced if, on or prior to the completion of such consecutive 10 Business Day period, (x) the Company shall have announced any intention to restate any financial statements or financial information included in the Required Information or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period will be deemed not to commence at the earliest unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded that no restatement shall be required, (y) the Company shall have failed to file any report with the applicable Securities Authorities when due, in which case the Marketing Period will be deemed not to commence unless and until all such reports have been filed, or (z) the Required Information would not be Compliant throughout and on the last day of such 10 Business Day period, in which case a new 10 Business Day period shall commence upon the Purchaser receiving updated Required Information that would be Compliant, and the requirements in clauses (a), (b) and (c) above would be satisfied throughout and on the last day of such new 10 Business Day period; and provided, however, that notwithstanding anything to the contrary above, if at the time of the Company Meeting the Purchaser and its financing sources have not received the Required Information, including the Required Information with respect to the Company’s fiscal quarter ended December 31, 2007, or if any of such Required Information is not Compliant, then each reference to “10 Business Day period” in this definition of “Marketing Period” shall be automatically replaced with “15 Business Day period”;

“Material Adverse Effect” means any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have an effect that, individually or in the aggregate, (i) is or would reasonably be expected to be material and adverse to the business, assets, financial condition or the results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) would reasonably be expected to materially impair or delay the ability of the Company to consummate the Arrangement, provided that the pendency of any litigation seeking to prohibit the consummation of the Arrangement shall be disregarded for the purposes of this paragraph (ii); except any such effect resulting from or arising in connection with: (a) any change in GAAP; (b) any adoption, proposal, implementation or change in Applicable Law or any interpretation thereof by any Governmental Authority; (c) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets; (d) any change affecting the industry in which the Company and its Subsidiaries operate; (e) any natural disaster; (f) the announcement of this Agreement or of the transactions contemplated hereby, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries with any of their employees, financing sources, shareholders, vendors, distributors, customers or partners as a result of such announcement; (g) any change in the market price or trading volume of any securities of the Company (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally on any securities exchange on which any securities of the Company trade; (h) the failure of the Company in and of itself to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred); (i) any approval, commercialization, introduction or availability of a generic, bioequivalent or therapeutically interchangeable product to any product marketed by or on behalf of the Company or any of its Subsidiaries and listed in Section 1.1 of the Company Disclosure Letter or any announcement by any Person of their intention to do so; (j) any actions taken (or omitted to be taken) upon the written request of the Purchaser; or

(k) any action taken by the Company or any of its Subsidiaries which is required pursuant to the Agreement (other than (i) pursuant to any requirement to operate in the ordinary course of business consistent with past practice or to make the representations and warranties of the Company accurate, or (ii) the consummation of the Arrangement); provided, however, that with respect to clauses (b), (c), (d) and (e), such matter does not have a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industry in which the Company and/or its Subsidiaries operate, and unless expressly provided in any particular section of this Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a “Material Adverse Effect” has occurred;

“Material Contract” means any Contract (a) that limits or otherwise restricts in any material respect the activities of the Company or any of its Subsidiaries or any successor thereto or that would, after the Effective Time, limit or restrict in any material respect the activities of the Company or any of its Subsidiaries from engaging or competing in any line of business in any location or with any Person, (b) that includes any material exclusive dealing arrangement or any other material arrangement that grants any material right of first refusal or material right of first offer or similar material right or that limits or purports to limit in any material respect the ability of the Company or its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material assets or business, (c) that is a material joint venture, alliance or partnership agreement, (d) that involves (i) upfront payments of at least $1,000,000, (ii) total anticipated payments over the term of the Contract, or committed research and development spending, of at least $1,000,000 in any given 12-month period or at least $2,500,000 in any given 24-month period, (e) that involves the sale or exclusive license of any material product of the Company or any Subsidiary thereof, or (f) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) that has not been filed or incorporated by reference in the Company Filings;

“material fact” has the meaning ascribed thereto in the Securities Act;

“Merrill Opinion” means the opinion of Merrill Lynch, Pierce, Fenner & Smith, Incorporated, financial advisor to the Board, dated the date of this Agreement;

“misrepresentation” has the meaning ascribed thereto in the Securities Act;

“Option” means an option to purchase Common Shares granted under any of the Stock Option Plans;

“Owned Real Property” has the meaning ascribed thereto in paragraph (r) of Schedule “D”;

“Outside Date” means May 29, 2008, or such later date as the Purchaser and the Company may agree in writing, provided that if the Effective Date has not occurred by the Outside Date as a result of the failure to obtain all of the Regulatory Approvals, then either the Purchaser or the Company may from time to time elect in writing, provided that the Party so electing is then in compliance in all material respects with its obligations under the Agreement, to extend the Outside Date by a specified period of not less than five Business Days, provided that in aggregate such extensions shall not exceed 30 days, and provided further that the Outside Date may only be extended if the Party so extending the Outside Date reasonably believes that all of the Regulatory Approvals will be obtained prior to the Outside Date, as it may be so extended, and further provided that, if the Marketing Period has commenced or commences at the time that such Regulatory Approvals have been obtained, the Outside Date shall not occur prior to the 11th Business Day (or 16th Business Day in the event that the Marketing Period has been extended to 15 Business Days pursuant to the last proviso in the definition of Marketing Period) after such Marketing Period commences;

“Parties” means, collectively, the Purchaser and the Company, and “Party” means any of them;

“Permitted Liens” means: (i) the reservations, limitations, provisos and conditions expressed in the original grant from the Crown and any statutory exceptions to title; (ii) inchoate or statutory liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, warehousemen, carriers and others in respect of the construction, maintenance, repair, or operation or storage of real or personal property; (iii) easements, servitudes, restrictions, restrictive covenants, party wall agreements, rights of way, licenses, permits and other similar rights in real property (including, without limiting the generality of the foregoing, easements, rights of way and agreements for sewers, drains, gas and water mains or electric light and power or telephone, telecommunications or cable conduits, poles, wires and cables); (iv) liens for Taxes in respect of real property; (v) zoning and building by-laws and ordinances, regulations made by public authorities and other restrictions affecting or controlling the use, marketability or development of real property; (vi) agreements with any municipal, provincial or federal governments or authorities and any public utilities or private suppliers of services, including (without limitation) subdivision agreements, development agreements, site control agreements, engineering, grading or landscaping agreements and similar agreements; (vii) such other imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties; and (viii) Liens disclosed on public registers;

“Person” includes any individual, firm, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, body corporate, corporation, company, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule “A” hereto, and any amendments or variations thereto made in accordance with Section 10.1 hereof or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;

“Proceedings” means any claim, action, suit, proceeding, arbitration, mediation or investigation, whether civil, criminal, administrative or investigative;

“Purchaser Parties” means the Purchaser and the Equity Sponsor;

“Regulatory Authority” means Health Canada, the FDA and foreign counterparts;

“Regulatory Approvals” means those material sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Authorities required to consummate the transactions contemplated by this Agreement, including those set forth in Schedule “C” hereto; and, for greater certainty, except for such consents, permits and other approvals required solely in connection with any Pre-Acquisition Reorganization or Purchaser’s financing of the transactions contemplated hereby;

“Representatives” has the meaning ascribed thereto in Section 5.2(1);

“Required Information” has the meaning ascribed thereto in Section 5.3

“Returns” means all reports, forms, elections, declarations, designations, schedules, statements, estimates, declarations of estimated tax, information statements and returns, filed or required to be filed with a Governmental Authority with respect to Taxes including without limitation any claims for refunds of Taxes, and any amendments or supplements of the foregoing;

“RSUs” means restricted share units issued under the Company’s 2006 Stock Incentive Plan, as amended from time to time;

“Sarbanes-Oxley Act” has the meaning ascribed thereto in paragraph (g) of Schedule “D”;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (Québec);

“Securities Authorities” means the SEC, the AMF and the applicable securities commissions and other securities regulatory authorities in each of the other provinces and territories of Canada;

“Securities Laws” means the Securities Act, the 1933 Act and all other applicable Canadian provincial and territorial, United States federal and state securities laws, rules and regulations and published policies thereunder;

“Stock Option Plans” means, collectively, the Company’s Stock Option Plan and the Company’s 2006 Stock Incentive Plan and any other existing stock option plan of the Company, in each case as amended from time to time;

“Subsidiary” has the meaning ascribed thereto in Section 1.1 of National Instrument 45-106 – Prospectus and Registration Exemptions as in effect on the date hereof;

“Superior Proposal” shall mean any written Acquisition Proposal: (i) to acquire not less than 50.1% of the outstanding Common Shares or assets or revenues of the Company on a consolidated basis, (ii) that the Board determines in its good faith judgment is reasonably capable of being completed, taking into account to the extent considered appropriate by the Board, all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal, (iii) that was not solicited by the Company or any of its representatives in contravention of Section 5.2 hereof and (iv) that the Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, is on terms and conditions that are more favourable than those contemplated by this Agreement (after taking into account any modifications to this Agreement proposed by the Purchaser as contemplated by Section 5.2(5));

“Tax Act” means the Income Tax Act (Canada);

“Taxes” means (a) any and all domestic and foreign federal, state, provincial, territorial, municipal and local taxes, assessments and other governmental charges, duties, impositions and liabilities imposed by any Governmental Authority, including Canada Pension Plan and provincial pension plan contributions, tax instalment payments, unemployment insurance contributions and employment insurance contributions, social security, worker’s compensation and deductions at source, including taxes based on or measured by gross receipts, income, profits, sales, harmonized sales, business license, capital, use, and occupation, and including goods and services, value added, ad valorem, sales, product, capital, transfer, escheat, environmental, stamp, document, franchise, non-resident withholding, customs, payroll, recapture, employment, health fund, disability, severances, excise and property duties and taxes, and other taxes, duties, assessment of any nature whatsoever, together with all interest, penalties, fines and additions imposed with respect to such amounts, and any interest in respect of such penalties and additions, whether disputed or not, and (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable for another Person’s Taxes as a transferee or successor, by contract or otherwise;

“Termination Fee” has the meaning ascribed thereto in Section 10.5(2); and

“Termination Fee Event” has the meaning ascribed thereto in Section 10.5(2).

Section 1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

Section 1.3	Interpretation

In this Agreement words importing the singular number include the plural and vice versa, and words importing any gender include all genders. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. The term “made available” means that (i) copies of the subject materials were included in and were not removed from the Data Room on or prior to November 28, 2007, (ii) copies of the subject materials were provided to the Purchaser or any of the Purchaser Parties, or (iii) the subject material was listed in the Company Disclosure Letter and copies were provided to the Purchaser or any of the Purchaser Parties by the Company if requested. Any capitalized terms used in any Schedule or in the Company Disclosure Letter but not otherwise defined therein, shall have the meaning as defined in this Agreement.

Section 1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. In this Agreement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively.

Section 1.5	Entire Agreement

This Agreement and the schedules and exhibits hereto, together with the Company Disclosure Letter, the Equity Commitment Letter, the Confidentiality Agreement and the Equity Sponsor’s guarantee of certain obligations of the Purchaser hereunder, constitute the entire agreement between the Parties and/or their affiliates pertaining hereto and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties hereto and/or their affiliates. Except as expressly represented and warranted herein or in any other binding agreement relating hereto executed by the Parties or in any certificate furnished hereunder after the date hereof, no Party shall be considered to have given any other express or implied representations or warranties, including without limitation as a result of oral or written statements or management or other presentations or memoranda. The Parties acknowledge that in order to induce the Company to enter into this Agreement, the Equity Sponsor has, contemporaneously with the execution and delivery of this Agreement, executed and delivered to the Company a guarantee of certain obligations of the Purchaser hereunder.

Section 1.6	Statutory References, References to Persons and References to Contracts

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute, regulation, direction or instrument is to that statute, regulation, direction or instrument as now enacted or as the same may from time to time be amended, re-enacted or replaced, and in the case of a reference to a statute, includes any regulations, rules, policies or directions made thereunder. Any reference in this Agreement to a Person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns.

Section 1.7	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States of America and “$” or “US$” refers to U.S. dollars.

Section 1.8	Accounting Principles

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under GAAP, and all determinations of an accounting nature required to be made shall be made in a manner consistent with GAAP.

Section 1.9	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule “A”	–	Plan of Arrangement

Schedule “B”	–	Special Resolution

Schedule “C”	–	Regulatory Approvals

Schedule “D”	–	Representations and Warranties of the Company

Schedule “E”	–	Representations and Warranties of the Purchaser

ARTICLE 2

THE ARRANGEMENT

Section 2.1	Arrangement

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

Section 2.2	Interim Order

The Company agrees that, as soon as reasonably practicable after the date hereof, the Company shall apply in a manner reasonably acceptable to the Purchaser pursuant to Section 192 of the CBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)	that the requisite approval for the Arrangement Resolution shall be two-thirds of the votes cast on the Arrangement Resolution by the Common Shareholders present in person or represented by proxy at the Company Meeting;

(c)	that, in all other respects, the terms, restrictions and conditions of the Company’s articles of amalgamation and by-laws, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(d)	for the grant of the Dissent Rights;

(e)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(f)	that the Company Meeting may be adjourned or postponed from time to time by the Company without the need for additional approval of the Court.

Section 2.3	The Company Meeting

(1)	Subject to the terms of this Agreement, the Company agrees to convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s articles of amalgamation and by-laws and Applicable Laws on or before February 13, 2008, and not to propose to adjourn or postpone the Company Meeting:

(a)	except as required for quorum purposes or by Applicable Law;

(b)	except as required under Section 7.3 (2) of this Agreement; or

(c)	except for an adjournment for the purpose of attempting to obtain the requisite approval of the Arrangement Resolution.

(2)	Subject to the terms of this Agreement and compliance by the directors and officers of the Company with their fiduciary duties, the Company will use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution, including using proxy solicitation services and cooperating with any Persons engaged by the Purchaser to solicit proxies in favour of the approval of the Arrangement Resolution.

(3)	The Company will consult with the Purchaser and the Purchaser’s representatives and legal counsel in setting the date of the Company Meeting and allow the Purchaser’s representatives and legal counsel to attend the Company Meeting.

(4)	The Company will advise the Purchaser as the Purchaser may reasonably request, and at least on a daily basis on each of the last ten Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution.

(5)	The Company will promptly advise the Purchaser of any written notice of dissent or purported exercise by any Common Shareholder of Dissent Rights received by the Company in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by the Company and, subject to Applicable Laws, any written communications sent by or on behalf of the Company to any Common Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution. The Company shall not settle any claims with respect to Dissent Rights without obtaining the prior written consent of the Purchaser.

Section 2.4	The Company Circular

(1)	Promptly after the execution of this Agreement, the Company shall prepare and complete the Company Circular together with any other documents required by the CBCA, Securities Laws and other Applicable Laws in connection with the Company Meeting and the Arrangement, and the Company shall, promptly after obtaining the Interim Order, cause the Company Circular and other documentation required in connection with the Company Meeting to be filed and to be sent to each Common Shareholder and other Persons as required by the Interim Order and Applicable Laws, in each case so as to permit the Company Meeting to be held within the time required by Section 2.3(1).

(2)	The Company shall ensure that the Company Circular complies in all material respects with all Applicable Laws, and, without limiting the generality of the foregoing, that the Company Circular will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than, in each case, with respect to any information provided by the Purchaser Parties) and shall provide Common Shareholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Company Meeting. Subject to Section 5.2(6), the Company Circular will include the recommendation of the Board that Common Shareholders vote in favour of the Arrangement Resolution.

(3)	The Purchaser and its legal counsel shall be given a reasonable opportunity to review and comment on the Company Circular, and reasonable consideration shall be given to any comments made by the Purchaser and its counsel, provided that all information relating solely to the Purchaser Parties included in the Company Circular shall be in form and content satisfactory to the Purchaser, acting reasonably.

(4)	The Purchaser will furnish to the Company all such information concerning the Purchaser Parties and any financing sources, as applicable, as may be reasonably required by the Company in the preparation of the Company Circular, and the Purchaser shall ensure that no such information will contain any untrue statement of a material fact or omit to state a material fact required to be stated in the Company Circular in order to make any information so furnished or any information concerning the Purchaser Parties not misleading in light of the circumstances in which it is disclosed.

(5)	The Purchaser will indemnify and save harmless the Company, its Subsidiaries and their respective directors, officers, employees, agents, advisors and representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which the Company, any Subsidiary or any of their respective directors, officers, employees, agents, advisors or representatives may be subject or may suffer, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(a)	any misrepresentation or alleged misrepresentation in any information included in the Company Circular that is provided by or on behalf of the Purchaser Parties for the purpose of inclusion in the Company Circular; and

(b)	any order made, or any inquiry, investigation or proceeding by any Securities Authority or other Governmental Authority, based on any misrepresentation or any alleged misrepresentation in any information related solely to the Purchaser Parties and provided by the Purchaser Parties included in the Company Circular.

(6)	The Company and the Purchaser shall each promptly notify each other if at any time before the Effective Date it becomes aware (in the case of the Company only with respect to the Company and in the case of the Purchaser only with respect to it or a Purchaser Party) that the Company Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Company Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the Circular, as required or appropriate, and the Company shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Company Circular to Common Shareholders and, if required by the Court or Applicable Laws, file the same with the Securities Authorities and as otherwise required.

Section 2.5	Final Order

If the Interim Order is obtained, the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order and as required by Applicable Law, and subject to the terms of this Agreement, the Company shall, as soon as reasonably practicable thereafter, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA.

Section 2.6	Court Proceedings

Subject to the terms and conditions of this Agreement, the Purchaser will cooperate with, assist and consent to the Company seeking the Interim Order and the Final Order, including by providing to the Company on a timely basis any information required to be supplied by any Purchaser Party in connection therewith. The Company will provide legal counsel to the Purchaser with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments, provided that all information relating solely to the Purchaser Parties shall be in form and content satisfactory to the Purchaser, acting reasonably. The Company will also provide legal counsel to the Purchaser on a timely basis with copies of any notice of appearance, proceedings and evidence served on the Company or its legal counsel in respect of the Arrangement, application for the Final Order or any appeal therefrom.

Section 2.7	Stock Compensation Plans

(1)	Subject to the terms and conditions of this Agreement, pursuant to the Arrangement, each holder of Options, whether vested or unvested, will be entitled to receive from the Company in respect of each Option an amount equal to the Consideration less the applicable exercise price in respect of such Option, and the Company shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.

(2)	Subject to the terms and conditions of this Agreement, pursuant to the Arrangement, all DSUs and all RSUs will be acquired or cancelled by the Company for cash equal to the Consideration per DSU or RSU, as the case may be, and the Company shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.

Section 2.8	Articles of Arrangement and Effective Date

The Articles of Arrangement shall implement the Plan of Arrangement. The Articles of Arrangement shall include the form of the Plan of Arrangement attached hereto as Schedule “A” and any amendments or variations thereto made in accordance with Section 10.1 or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably. On the fifth Business Day after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, and subject to Applicable Law, of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date) set forth in Article 8, unless another time or date is agreed to in writing by the Parties and immediately following the receipt of a written confirmation of the irrevocable wire of the funds referenced in Section 2.9, the Articles of Arrangement shall be filed by the Company with the Director; provided that the Company shall not file the Articles of Arrangement with the Director prior to the earlier of (i) a date during the Marketing Period specified by the Purchaser on no less than two Business Days’ notice to the Company, and (ii) the last day of the Marketing Period (such earlier date, the “Filing Date”). From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by Applicable Law, including the CBCA. The closing of the transactions contemplated hereby will take place at the offices of Stikeman Elliott LLP, 1155 René-Lévesque Blvd. West, 40th Floor, Montréal, Québec, or at such other location as may be agreed upon by the Parties.

Section 2.9	Payment of Consideration

The Purchaser will, on the Filing Date, subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Time, but subject to the requirement at the time of funding into escrow that no event has occurred and no condition exists that would cause any condition set forth in Section 8.1 or Section 8.2 to fail to be satisfied assuming such time was the Effective Time), following receipt of the Final Order and prior to the filing by the Company of the Articles of Arrangement with the Director, provide the Depositary with sufficient funds in escrow (the terms and conditions of such escrow to be satisfactory to the Company, acting reasonably and, in any event, be subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set forth in Article 8 at the Effective Time) to complete the payment in full of the aggregate Consideration to be paid by the Purchaser pursuant to the Arrangement.

Section 2.10	Withholding Rights

Each of Purchaser, the Depositary and the Company shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement and the Plan of Arrangement to any holder of Common Shares, Options, DSUs, or RSUs such amounts as it is required to deduct and withhold with respect to such payment under all applicable Tax laws and pay such withholding amount over to the appropriate Governmental Authority. To the extent that amounts are so properly withheld, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement and the Plan of Arrangement as having been paid to the holder of the Common Shares, Options, DSUs or RSUs, in respect of which such deduction and withholding was made by Purchaser, the Depositary or the Company, as the case may be.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Section 3.1	Representations and Warranties of the Company

Except as disclosed in (i) filings described in items (i), (ii), (iii) and (iv) of the definition of the Company Current Public Disclosure Record (other than in risk factors or other forward-looking statements or language in such filings) filed before the date of this Agreement or (ii) the Company Disclosure Letter, the Company represents and warrants to the Purchaser as set forth in Schedule “D”.

Section 3.2	Survival of Representations and Warranties of the Company

The representations and warranties of Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Section 4.1	Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Company as set forth in Schedule “E”.

Section 4.2	Survival of Representations and Warranties of the Purchaser

The representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5

COVENANTS OF THE COMPANY

Section 5.1	Conduct of Business

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as set out in Section 5.1 of the Company Disclosure Letter, as required by the Agreement, or as required by Applicable Law or Governmental Authority, the Company shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the ordinary course consistent with past practice and (ii) use commercially reasonable efforts to preserve intact in all material respects the present business organization of the Company and its Subsidiaries. Without limiting the generality of the foregoing, during such above-mentioned time period and subject to such above-mentioned exceptions, the Company shall not, nor shall it permit any of its Subsidiaries to, without the prior consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed and, in any event, Purchaser shall respond within five days:

(a)	amend its articles of incorporation, articles of amalgamation, by-laws or, in the case of any Subsidiary which is not a corporation, its similar organizational documents;

(b)	split, combine or reclassify any shares of the Company;

(c)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries, except for the acquisition of shares of capital stock of any wholly-owned Subsidiary of the Company by the Company or by any other wholly-owned Subsidiary of the Company;

(d)	issue, deliver, sell, or grant any Lien, or authorize the issuance, delivery sale or Lien, with respect to any shares of capital stock, or any options, warrants or similar rights exercisable for or convertible into such capital stock, of the Company or any of its Subsidiaries, other than in connection with: (i) the issuance of Common Shares on the exercise or termination of outstanding Options, or (ii) the issuance of any shares of capital stock of any wholly-owned Subsidiary of the Company to the Company or any other wholly-owned Subsidiary of the Company;

(e)	acquire (by merger, consolidation, acquisition of stock or assets, in-licensing of intellectual property or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses having a cost, on a per transaction or series of related transactions basis, in excess of $5 million, other than for greater certainty ordinary course procurement contracts or the acquisition of inventory or other assets for resale or use by the Company and/or any of its Subsidiaries or their respective customers in connection with the ordinary course operation of their businesses;

(f)	sell, lease or otherwise transfer (including by out-licensing of intellectual property), in one transaction or in a series of related transactions, any assets, securities, properties, interests or businesses, having a cost or proceeds, as applicable, on a per transaction or series of related transactions basis, in excess of $5 million, other than, for greater certainty, the sale, lease or other use or transfer of inventories and products in the ordinary course of business;

(g)	make, in one transaction or in a series of related transactions, any loans, advances or capital contributions to, or investments in, in an amount on a per transaction or series of related transactions basis in excess of $5 million, in any other Person, other than the Company or any wholly-owned Subsidiary of the Company;

(h)

create, incur, assume or otherwise become liable for, in one transaction or in a series of related transactions, any indebtedness for borrowed money or guarantees thereof in an amount, on a per transaction or series of related transactions basis, in excess of $5 million, other than (i) indebtedness owing by one Subsidiary of the Company to the Company or any Subsidiary of the Company or of the Company to another Subsidiary of the Company in the ordinary course consistent with past practice; (ii) in connection with the refinancing of indebtedness outstanding on the date hereof in an amount not to exceed the principal amount thereof outstanding on the date hereof; (iii) in connection with advances under the Company’s or any Subsidiary’s existing credit facilities described in the Company Disclosure Letter as of the date hereof; or (iv) indebtedness entered into in the ordinary course, consistent with past practice and not exceeding $5 million in the aggregate;

(i)	enter into any agreement or arrangement that limits or otherwise restricts in any material respect the Company or any of its Subsidiaries or any successor thereto or that would, after the Effective Time, limit or restrict in any material respect the Company or any of its Subsidiaries, from competing in any manner that is material to the Company in any location or with any Person, other than in connection with the renewal or extension of any existing agreements, licenses or arrangements on substantially similar terms;

(j)	except (x) as required by Applicable Law or by the terms of the Employee Plans or (y) in the case of clauses (ii) through (iv), with respect to Company Employees but not to directors or executive officers, in the course of ordinary business consistent with past practice, including in respect of year-end compensation: (i) increase any severance, change of control, bonus or termination pay to (or amend any existing arrangement with) any Company Employee, director or executive officer of the Company or any of its Subsidiaries; (ii) increase the benefits payable under any existing severance or termination pay policies or employment agreements with any Company Employee, director or executive officer of the Company or any of its Subsidiaries; (iii) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any Company Employee, director or executive officer of the Company or any of its Subsidiaries; or (iv) increase compensation, bonus levels or other benefits payable to any Company Employee, director or executive officer of the Company or any of its Subsidiaries;

(k)	make any material change in the Company’s methods of accounting, except as required by concurrent changes in GAAP, or pursuant to written instructions, comments or orders from the SEC, the AMF or any applicable Securities Authority;

(l)

pay, discharge, waive, satisfy, compromise, settle or agree to settle any suit, action, claim, proceeding or investigation, or consent to the same, other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment not in excess, individually or in the aggregate, of $5 million, and in any case without the imposition of equitable or other relief on, or the admission of wrongdoing by, the Company or any of its Subsidiaries; provided, however, that for greater certainty notwithstanding the foregoing, the Company shall not pay, discharge, waive, satisfy, compromise, settle or agree to settle any suit, action, claim, liability, obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) proceeding or investigation relating to this Agreement or the transactions contemplated hereby, or consent to the same;

(m)	enter into, renew, extend, materially amend, modify, waive any rights under or terminate any Material Contract or any contract required to be disclosed pursuant to subparagraph (u)(i) of Schedule “D”, except in the ordinary course of business consistent with past practice;

(n)	make, change, revoke or rescind any material Tax election or, settle or compromise any material liability for Taxes, file any amended Tax Return involving a material amount of additional Taxes (except as required by Law), enter into any closing agreement relating to a material amount of Taxes, surrender any right to claim a material Tax refund, or waive or extend the statute of limitations in respect of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business);

(o)	enter into, amend or modify any union recognition agreement, collective agreement or similar agreement with any trade union or representative body other than in the ordinary course of business consistent with past practice;

(p)	grant or commit to grant a license or otherwise transfer any Company Owned IP or rights in or in respect thereto that is material to the Company and its Subsidiaries taken as a whole, other than to wholly-owned Subsidiaries; or

(q)	agree, resolve or commit to do any of the foregoing.

Section 5.2	Non-Solicitation

(1)

Except as expressly provided in this Section 5.2, the Company shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of the Company or any of its Subsidiaries (collectively, “Representatives”): (i) solicit or initiate (including by furnishing information or entering into any Contract) any inquiries or proposals regarding an Acquisition Proposal; (ii) participate in any substantive discussions or negotiations with any Person (other than the Purchaser Parties) regarding an Acquisition Proposal; (iii) make a Change in Recommendation; (iv) accept, approve, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition

Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than 15 days following the formal announcement of such Acquisition Proposal shall not be considered to be in violation of this Section 5.2(1)); or (v) accept, approve, endorse or enter into, or publicly propose to accept, approve, endorse or enter into, any Contract in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by Section 5.2(3) and other than any public disclosure by the Company of any action taken pursuant to Section 9.1(1)(d)(i)).

(2)	Except as otherwise provided in this Section 5.2, the Company shall, and shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted heretofore by the Company, its Subsidiaries or any Representatives with respect to any Acquisition Proposal, and, in connection therewith, the Company will discontinue access to the Data Room (and not establish or allow access to any other data rooms, (virtual or otherwise) or otherwise furnish information) and shall as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require), the return or destruction of all confidential information regarding the Company and its Subsidiaries previously provided to any such Person or any other Person and will request, to the extent that it is entitled to do so (and exercise all rights it has to require), the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding the Company and its Subsidiaries. The Company agrees that neither it, nor any of its Subsidiaries, shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or any of its Subsidiaries is a party other than the standstill agreements set out in Section 5.2(2) of the Company Disclosure Letter.

(3)	Notwithstanding Section 5.2(1) and any other provision of this Agreement or of any other agreement between the Parties or between the Company and any other Person, including without limitation the provisions of any confidentiality or standstill agreement, if at any time following the date of this Agreement and prior to obtaining the approval of the Arrangement Resolution by Common Shareholders at the Company Meeting, the Company receives a written Acquisition Proposal, other than an Acquisition Proposal that resulted from a breach of this Section 5.2 by the Company, its Subsidiaries or Representatives, that the Board determines in good faith, after consultation with its financial advisors and outside counsel, constitutes or could reasonably be expected to lead to a Superior Proposal, then the Company may:

(a)	furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal; and/or

(b)	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the Person making such Acquisition Proposal,

provided that the Company shall not, and shall not allow its Representatives to, disclose any non-public information to such Person without entering into a confidentiality agreement with such Person that contains provisions that are no less favourable in the aggregate to the Company than those contained in the Confidentiality Agreement, except that such agreement may contain a less restrictive or no standstill restriction and may specifically release such Person from any existing standstill restriction, (a correct and complete copy of which confidentiality agreement shall be provided to the Purchaser before any such non-public information is provided) and provided that such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with the Company and may not restrict the Company or its Subsidiaries from complying with this Section 5.2, and will promptly provide to the Purchaser any material non-public information concerning the Company or its Subsidiaries provided to such other Person which was not previously provided to the Purchaser.

(4)	The Company shall promptly (and in any event within 48 hours) notify the Purchaser orally and in writing in the event it receives a written Acquisition Proposal, including the identity of the Person making such Acquisition Proposal and the material terms and conditions thereof, and shall, at the Purchaser’s reasonable request, inform the Purchaser as to the status of developments and negotiations with respect to such Acquisition Proposal, including any changes to the material terms, of such Acquisition Proposal.

(5)

The Company shall not accept, approve, recommend or enter into any agreement relating to an Acquisition Proposal (other than a confidentiality agreement complying with Section 5.2(3)) unless (i) the Acquisition Proposal did not result from the wilful or intentional breach of this Section 5.2 by the Company or any Representative acting at the direction of or on behalf of the Company, (ii) the Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes a Superior Proposal, (iii) the Company has provided the Purchaser with a copy of such Acquisition Proposal, (iv) a period (the “Matching Period”) of three Business Days has lapsed from the date (the “Notice Date”) that is the later of (a) the date the Purchaser received written notice of the Company’s proposed determination to take such action, and (b) the date the Purchaser received a copy of the Acquisition Proposal, (v) during the Matching Period, the Purchaser shall have the opportunity (but not an obligation) to offer to amend the terms and conditions of this Agreement such that the Acquisition Proposal would cease to be a Superior Proposal, (vi) after the Matching Period, the Board (a) determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal continues to constitute a Superior Proposal and (b) determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under Applicable Law, (vii) prior to or simultaneously with taking such action, the Company (a) terminates this Agreement pursuant to Section 9.1(1)(d)(i) and (b) pays the Termination Fee pursuant to Section 10.5(2), and (viii) promptly following such termination, the Company enters into a definitive agreement with the Person making such Superior Proposal. Each successive material modification (including any increase in the proposed price) of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of this Section 5.2(5), provided that the Matching Period in respect of such new Acquisition Proposal shall extend only until the later of the end of the initial three Business Day Matching Period and 48 hours after the Notice Date in respect of the new Acquisition Proposal.

(6)	Subject to Section 5.2(5) in the case of a Change in Recommendation relating to an Acquisition Proposal, nothing contained in this Agreement, including Section 5.2(1), shall prohibit the Board from making a Change in Recommendation or from making any disclosure to any securityholders of the Company prior to the Effective Time, including for greater certainty disclosure of a Change in Recommendation, if, in the good faith judgment of the Board, after consultation with outside legal counsel, failure to make such Change in Recommendation or make such disclosure would be inconsistent with the Board’s exercise of its fiduciary duties or such Change in Recommendation or disclosure is otherwise required under Applicable Law (including without limitation its obligations under Rules 14e-2 and 14d-9 under the 1934 Act and by responding to an Acquisition Proposal under a directors’ circular or otherwise as required under Securities Laws), provided that for greater certainty in the event of a Change of Recommendation and a termination by the Purchaser of this Agreement pursuant to Section 9.1(1)(c)(i), the Company shall pay the Termination Fee as required by Section 10.5(2). The Board may not make a Change in Recommendation pursuant to the preceding sentence unless the Company gives the Purchaser at least two Business Days prior written notice of its intention to make such Change in Recommendation, provided that, for greater certainty, the foregoing limitation shall not apply in respect of any actions taken under Section 5.2(5). In addition, nothing contained in this Agreement shall prevent the Company or the Board from calling and holding a meeting of Shareholders, or any of them, requisitioned by Shareholders, or any of them, in accordance with the CBCA or ordered to be held by a court in accordance with Applicable Laws.

Section 5.3	Assistance with Purchaser Financing

The Company will, and will cause its Subsidiaries to, and use its commercially reasonable efforts to cause its and their Representatives to, provide such co-operation to the Purchaser and its financing sources as the Purchaser may reasonably request and that is necessary, customary or advisable in connection with the arrangements by the Purchaser to obtain the Debt Financing (provided that such request is made on reasonable notice and such co-operation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries or unreasonably interfere with or hinder or delay the performance by the Company or its Subsidiaries of their other obligations hereunder), including as so requested: (a) participating in a reasonable number of meetings, drafting sessions, presentations, road shows, due diligence sessions and sessions with rating agencies, (b) assisting the Purchaser and the Lenders in the preparation of (i) necessary, customary or advisable offering and marketing documents and materials required in connection with the Debt Financing (provided that any private placement memoranda or prospectuses in relation to debt securities need not be issued by the Company or any of its Subsidiaries) and (ii) necessary, customary or advisable materials for rating agency, lender and investor presentations, (c) cooperating with the Purchaser in connection with applications to obtain such consents, approvals or authorizations which may be reasonably necessary or desirable in connection with the Debt Financing, (d) participating in presentations to the Lenders, facilitating direct contact between the Company’s senior management and the potential lenders and investors in the Debt Financing, using commercially reasonable efforts to ensure that any syndication efforts benefit from the existing lending and investment banking relationships of the Company and its subsidiaries, (e) cooperating with the Purchaser to satisfy the conditions precedent to the Debt Financing to the extent within the control of the Company and its Subsidiaries (or requiring action or cooperation by the Company and its Subsidiaries); (f) having officers of the Company execute, without personal liability, any reasonably necessary officer’s certificates or management representation letters to the Company’s accountants to issue reports with respect to the financial statements to be included in any offering or marketing documents and materials to the extent customary for similar offerings or marketing efforts and solvency certificates or other certificates customarily requested by lenders in transactions of this type, (g) providing advance estimates of payout amounts in respect of existing indebtedness of the Company and its Subsidiaries that Purchaser proposes to repay on the Effective Date and cooperating with Purchaser in requesting releases and discharge of Liens securing indebtedness that Purchaser proposes to repay on the Effective Date, (h) executing and delivering, as of the Effective Time, any pledge and security documents, guarantees, currency or interest hedging arrangements or other definitive financing documents or other certificates and documents as may be reasonably requested by the Purchaser or otherwise facilitating the pledging of collateral as may be reasonably requested by the Purchaser; (i) preparing and furnishing the Purchaser and its financing sources as promptly as reasonably practicable financial statements prepared in accordance with GAAP, pro forma financial information, financial data, audit reports, and other information regarding the Company and the Subsidiaries as may be reasonably requested by Purchaser, including of the type and form required by Regulation S-X and Regulation S-K under the Securities Act for registered offerings of securities on Form S-1 (or any successor form) under the Securities Act, and of the type and form, and for the periods, customarily included in offering documents used in private placements of debt securities under Rule 144A of the Securities Act, to consummate the offerings or placements of any debt securities (the “High Yield Financing”), in each case assuming that such offering(s) of debt securities were consummated at the same time during the Company’s fiscal year as such offering(s) of debt securities will be made (but in any event including such information with respect to the Company’s fiscal quarter ended December 31, 2007 unless such information has become stale), all of which shall be Compliant (all information required to be delivered pursuant to this clause (i) being referred to as the “Required Information”), (j) reasonably assisting Purchaser in obtaining customary accountants’ comfort letters and accountants’ consents from the Company’s independent auditors as reasonably requested by the Purchaser in connection with obtaining the Debt Financing, (k) taking commercially reasonable actions necessary to (A) permit the Lenders to evaluate the Company’s and its Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (B) establishing, as of the Effective Time, bank and other accounts and blocked account agreements and lockbox arrangements in connection with the Debt Financing, provided that no right of any lender, nor obligation of the Company or any of its Subsidiaries, thereunder shall be effective until the Effective Time, and (l) taking all corporate actions, subject to the Effective Time, reasonably requested by the Purchaser that are necessary, customary or advisable to permit the marketing and consummation of the Debt Financing and to permit the proceeds thereof to be made available to Purchaser immediately at or after the Effective Time. Notwithstanding the foregoing, none of the Company nor any Subsidiary of the Company will be required to (a) pay any commitment or other similar fee or incur any other liability in connection with any debt financing prior to the Effective Time or incur any out-of-pocket expenses in connection with the Debt Financing unless reimbursed by the Purchaser in accordance with this Section or (b) commit to take any action that is not contingent on the consummation of the transactions at the Effective Time or (c) disclose any information that in the reasonable judgment of the Company would result in the disclosure of any material trade secrets or similar information or violate any material obligations of the Company or any other Person with respect to confidentiality. All material, non-public information regarding the Company and its Subsidiaries provided to the Purchaser or its Representatives pursuant to this Section 5.3 shall be kept confidential by them in accordance with the Confidentiality Agreement except for disclosure to potential investors and lenders and their respective representatives and rating agencies as required in connection with the Debt Financing subject to customary confidentiality protections. Nothing contained in this Section 5.3 or otherwise shall require the Company to be an issuer or other obligor with respect to the Debt Financing prior to the Effective Date. The Purchaser agrees to indemnify the Company, its affiliates and their respective officers, directors and employees from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties (other than any such liability of the Company under this Agreement) suffered or incurred by any of them in connection with any financing or potential financing by the Purchaser or any actions or omissions by any of them in connection with any request by the Purchaser made hereunder and for any alleged misstatement or omission in any information provided hereunder at the request of the Purchaser (other than information to the extent prepared or furnished by the Company and relating to the Company and its Subsidiaries). The Purchaser will, promptly upon request by the Company (from time to time), reimburse the Company for all reasonable out-of-pocket costs (including legal fees) incurred by the Company or its Subsidiaries, its affiliates and their respective officers, directors and employees in connection with any of the foregoing. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their assets, including logos and marks.

Section 5.4	Pre-Closing Reorganizations

Upon the reasonable request by the Purchaser, the Company shall, at the expense of the Purchaser, use its commercially reasonable efforts to: (a) effect such reorganizations of its business, operations and assets, or those of any of its Subsidiaries as Purchaser may request (each a “Pre-Acquisition Reorganization”) and (b) co-operate with Purchaser and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken, provided, however, that the Company need not effect any Pre-Acquisition Reorganization which, in the opinion of the Company, acting reasonably, (i) would require the Company to obtain the approval of the Company’s shareholders in respect of such Pre-Acquisition Reorganization other than at the Company Meeting, (ii) would prejudice the Company’s shareholders in any respect, or (iii) would delay, impair or impede the completion of the Arrangement or the ability of the Purchaser to obtain any financing required by it in connection with the transactions contemplated by this Agreement. The Purchaser shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least 15 Business Days prior to the Effective Date. Upon receipt of such notice, the Purchaser and the Company (and, where relevant, its Subsidiaries) shall co-operate and use commercially reasonable efforts to prepare, at the expense of the Purchaser, prior to the Effective Date all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, immediately prior to the Effective Date. The Purchaser acknowledges and agrees that the Pre-Acquisition Reorganizations shall not be considered in determining whether a representation, warranty or covenant of the Company hereunder has been breached, it being acknowledged by the Purchaser that these actions could require the consent of third parties under applicable Contracts. No Pre-Acquisition Reorganization will be made effective unless (a) the Purchaser shall have waived or confirmed in writing the satisfaction of all conditions in its favour under Section 8.1 and Section 8.2 (other than satisfaction of conditions that, by their terms, cannot be satisfied until the Effective Time) and shall have confirmed in writing that it is prepared to promptly and without condition (other than satisfaction of the condition contemplated by Section 8.2(a)) proceed to effect the Arrangement, and (b) the Company, its Subsidiaries and their respective officers, directors, employees, agents, advisors and representatives shall have received an indemnity, in form and substance satisfactory to the Company, acting reasonably, from the Purchaser Parties from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization.

Section 5.5	Certain Events

If on or after the date hereof, the Company should declare, set aside or pay any dividend or other distribution, other than in connection with any Pre-Acquisition Reorganization, then the Purchaser may make such related adjustments as it deems appropriate to the Consideration.

ARTICLE 6

COVENANTS OF THE PURCHASER PARTIES

Section 6.1	Director and Officer Liability

(1)

From and after the Effective Time, the Purchaser shall, and shall cause the Company to, indemnify and hold harmless, to the fullest extent permitted under Applicable Law (and to also advance expenses as incurred to the fullest extent permitted under Applicable Law), each present and former director and officer of the Company and its Subsidiaries (each, an “Indemnified Person”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding arising out of or related to such Indemnified Person’s service as a director or officer of the Company and/or any of its Subsidiaries or services performed by such Persons at the request of the Company and/or any of its Subsidiaries at or prior to or following the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including the approval or completion of this Agreement, the Arrangement or any of the other transactions contemplated by this Agreement or arising out of or related to this Agreement and the transactions contemplated hereby. Neither the Purchaser nor the Company shall settle, compromise or consent to the entry of any judgment involving the payment of moneys by an Indemnified Person not fully covered by applicable insurance or this indemnification or involving the imposition of non-monetary remedies against an Indemnified Person in any Proceeding or investigation or threatened Proceeding involving or naming the Indemnified Person or arising out of or related to the Indemnified Person’s service as a director, officer or employee of the Company and/or any of its Subsidiaries or services performed by such Persons at the request of the Company and/or any of its Subsidiaries at or prior to or following the Effective Time without the prior written consent of that Indemnified Person.

(2)	Prior to the Effective Time, the Company shall and, if the Company is unable to, the Purchaser shall cause the Company as of the Effective Time, to obtain and fully pay a single premium for the extension of the directors’ and officers’ liability coverage of the Company’s and its Subsidiaries’ existing directors’ and officers’ insurance policies for a claims reporting or run-off and extended reporting period and claims reporting period of at least six years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carriers with respect to directors’ and officers’ liability insurance (“D&O Insurance”), and with terms, conditions, retentions and limits of liability that are no less advantageous to the Indemnified Persons than the coverage provided under the Company’s and its Subsidiaries’ existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with the approval or completion of this Agreement, the Arrangement or the other transactions contemplated by this Agreement or arising out of or related to this Agreement and the transactions contemplated hereby). If the Company for any reason fails to obtain such “run off” insurance policies as of the Effective Time, the Company shall continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are no less advantageous than the coverage provided under the Company’s and its Subsidiaries’ existing policies as of the date hereof, or the Company shall purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable to the Indemnified Persons as provided in the Company’s existing policies as of the date hereof.

(3)	If the Company or the Purchaser or any of their successors or assigns shall:

(a)	amalgamate, consolidate with or merge or wind-up into any other Person and, if applicable, shall not be the continuing or surviving corporation or entity; or

(b)	transfer all or substantially all of its properties and assets to any Person or Persons,

then, and in each such case, proper provisions shall be made so that the successors, assigns and transferees of the Company or the Purchaser, as the case may be, shall assume all of the obligations set forth in this Section 6.1.

(4)	The rights of the Indemnified Persons under this Section 6.1 shall be in addition to any rights such Indemnified Persons may have under the constating or other charter or governance documents of the Company or any of its Subsidiaries, or under any Applicable Law or under any Contract of any Indemnified Person with the Company or any of its Subsidiaries. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto in favour of any Indemnified Person as provided in the constating documents of the Company or any Subsidiary of the Company or any Contract between such Indemnified Person and the Company or any of its Subsidiaries shall survive the Effective Time and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Person.

(5)	This Section 6.1 shall survive the consummation of the Arrangement and is intended to be for the benefit of, and shall be enforceable by, the Indemnified Persons and their respective heirs, executors, administrators and personal representatives and shall be binding on the Company and its successors and assigns, and, for such purpose, the Company hereby confirms that it is acting as agent on behalf of the Indemnified Persons.

Section 6.2	Interim Period Consents

The Purchaser will, promptly following the date hereof, designate two individuals from either of whom the Company may seek approval to undertake any actions not permitted to be taken under Section 5.1, and will ensure that such persons will respond, on behalf of the Purchaser, to the Company’s requests in an expeditious manner.

Section 6.3	Purchaser Financing

Subject to all of the terms and conditions hereof:

(1)	Without limiting the generality of Section 7.1, the Purchaser will use its commercially reasonable efforts to satisfy, on a timely basis, all the conditions precedent (to the extent within the control of the Purchaser or requiring action or cooperation by the Purchaser) and to consummate the financings contemplated by the Commitment Letter and Equity Commitment Letter that are within its control and, upon breach, will enforce its rights under the Commitment Letter and Equity Commitment Letter;

(2)	The Purchaser will use its commercially reasonable efforts to negotiate and enter into definitive credit or loan or other agreements and all other documentation with respect to the financings contemplated in this Section 6.3 as may be necessary for the Purchaser to obtain such funds, on the basis described in this Section 6.3 and otherwise on terms and conditions no less favourable than the Commitment Letter (including the “Flex Provisions” of the related Fee Letter) and the Equity Commitment Letter, and otherwise: (a) subject only to such other conditions precedent as are acceptable to the Company; or (b) on terms and conditions which do not impair the ability of the Purchaser to perform its obligations hereunder or to effect the Arrangement, as soon as reasonably practicable but in any event prior to the Outside Date. The Purchaser will deliver to the Company correct and complete copies of such executed definitive agreements and documentation promptly when available and drafts thereof from time to time upon request by the Company;

(3)	The Purchaser will keep the Company reasonably informed with respect to all material activity concerning the status of the financings referred to in this Section 6.3 and will give the Company prompt notice of any material change with respect to any such financings. Without limiting the generality of the foregoing, the Purchaser agrees to notify the Company promptly upon becoming aware, if at any time prior to the Effective Time: (a) the Commitment Letter or the Equity Commitment Letter referred to in this Section 6.3 will expire or be terminated for any reason, (b) any material default or breach on the part of the Purchaser under any material term or condition of the Commitment Letter or the Equity Commitment Letter or definitive agreement or documentation referred to in this Section 6.3 or if the Purchaser reasonably believes that it will be unable to satisfy, on a timely basis, any term or condition of any funding referred to in this Section 6.3 to be satisfied by it, that in each case would reasonably be expected to impair the ability of the Purchaser to consummate the financing; or (c) any financing source that is a party to the Commitment Letter or the Equity Commitment Letter advises the Purchaser or any Purchaser Party in writing that such source either no longer intends to provide or underwrite any financing referred to in this Section 6.3 on the terms set forth in the Commitment Letter or the Equity Commitment Letter, as applicable, or requests amendments or waivers thereto that are or could reasonably be expected to be materially delay or prevent the completion by the Purchaser of the transactions contemplated by this Agreement;

(4)

The Purchaser shall be permitted to amend, modify, supplement, restate, supersede, substitute or replace the Commitment Letter or the Equity Commitment Letter or any definitive agreement or documentation referred to in this Section 6.3 or otherwise modify, alter or replace one or more debt financing facilities or securities in a manner not less beneficial in the aggregate to the Purchaser and, with respect to conditionality, on terms at least as favorable as those in the Commitment Letter and the Equity Commitment Letter as in effect on the date of this Agreement); provided that the Purchaser shall not permit any amendment, modification, supplement, restatement, substitution, alteration, or replacement that would reasonably be expected to materially impair, delay or prevent the consummation of the transactions contemplated by this Agreement, in each case without the prior written consent of the Company;

(5)	If the Commitment Letter or the Equity Commitment Letter is terminated or modified in a manner materially adverse to the Purchaser’s ability to complete the transactions contemplated by this Agreement for any reason (other than breach of the Company’s obligations under Section 5.3), the Purchaser will use its commercially reasonable efforts to obtain, as promptly as practicable, and, once obtained, provide the Company with a copy of, a new financing commitment that provides for at least the same amount of financing as contemplated by the Commitment Letter and/or the Equity Commitment Letter, as the case may be, on a basis that is not subject to any condition precedent other than the conditions precedent contained in the Commitment Letter or the Equity Commitment Letter, as the case may be, and otherwise on terms and conditions not less favourable to the Purchaser (as determined in the reasonable judgment of the Purchaser). Any such replacement commitments will be deemed to constitute the Commitment Letter or Equity Commitment Letter, as the case may be, for the purposes of this Section 6.3 and Section 5.3;

(6)	For greater certainty, all material non-public or otherwise confidential information regarding the Company obtained by the Purchaser or its representatives (including without limitation the Lenders and any of their representatives or advisors or any Purchaser Party) pursuant to Section 5.3 is information which is subject to the Confidentiality Agreement and will be treated in accordance with the Confidentiality Agreement; provided the Purchaser shall be entitled to provide such information to its Lenders and investors in its debt financing and their respective representatives and rating agencies, subject to the confidentiality conditions set forth in the Confidentiality Agreement; and

(7)	Notwithstanding anything to the contrary herein or otherwise, the Purchaser shall have no obligation to consummate the Arrangement or to cause the lenders or any other Persons providing the financing to fund the financing required to consummate the Arrangement prior to the end of the Marketing Period (subject to compliance by the Company with its obligations under Section 5.3). The Purchaser acknowledges and agrees that its obtaining financing is not a condition to any of its obligations hereunder.

ARTICLE 7

MUTUAL COVENANTS

Section 7.1	Regarding the Arrangement

(1)	Subject to the terms and conditions of this Agreement, the Purchaser and the Company shall use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement as soon as practicable, including:

(a)	preparing and filing as promptly as practicable all necessary documents, registrations, statements, petitions, filings and applications for the Regulatory Approvals and using their commercially reasonable efforts to obtain and maintain such Regulatory Approvals;

(b)	using commercially reasonable efforts to oppose, lift or rescind any injunction or restraining or other order seeking to stop, or otherwise adversely affecting its ability to consummate, the Arrangement and to defend, or cause to be defended, any Proceedings to which it is a party or brought against it or its directors or officers challenging this Agreement or the consummation of the transactions contemplated hereby; and

(c)	carrying out the terms of the Interim Order and Final Order applicable to it and using commercially reasonable efforts to comply promptly with all requirements which Applicable Laws may impose on it or its Subsidiaries or affiliates with respect to the transactions contemplated hereby.

(2)	The Parties shall co-operate in the preparation of any application for the Regulatory Approvals. In connection with the foregoing, each Party shall furnish, on a timely basis, and in any event within ten days of a request for same by the other Party or by any Governmental Authority, all information as may be reasonably required to effectuate the foregoing actions, and each covenants that, to its knowledge, no information so furnished by it in writing will contain a misrepresentation.

(3)	Subject to Applicable Laws, the Purchaser and the Company shall cooperate with and keep each other fully informed as to the status of and the processes and proceedings relating to obtaining the Regulatory Approvals, and shall promptly notify each other of any communication from any Governmental Authority in respect of the Arrangement or this Agreement, and shall not make any submissions or filings, participate in any meetings or any material conversations with any Governmental Authority in respect of any filings, investigations or other inquiries related to the Arrangement or this Agreement unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to review drafts of any submissions or filings, or attend and participate in any communications or meetings.

(4)	Each of the Purchaser and the Company will promptly notify the other if at any time before the Effective Time it becomes aware that:

(a)	any application for a Regulatory Approval or other filing under Applicable Laws made in connection with this Agreement, the Arrangement or the transactions contemplated herein contains a misrepresentation by such Party; or

(b)	any Regulatory Approval or other order, clearance, consent, ruling, exemption, no-action letter or other approval applied for as contemplated herein which has been obtained contains or reflects or was obtained following submission of any application, filing, document or submission as contemplated herein that contained such a misrepresentation, such that an amendment or supplement to such application, filing, document or submission or order, clearance, consent, ruling, exemption, no-action letter or approval may be necessary or advisable. In such case, the Parties will cooperate in the preparation of such amendment or supplement as required.

Section 7.2	Public Communications

None of the Company or the Purchaser Parties shall, and each shall cause its respective representatives not to, issue any press release or otherwise make any disclosure relating to this Agreement or the Arrangement without the consent of the Parties hereto (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that the foregoing shall be subject to the Parties’ overriding obligation to make any disclosure or filing required under Applicable Laws, and in such circumstances the disclosing Party shall use all commercially reasonable efforts to give prior oral or written notice to the other Parties and reasonable opportunity for the other Parties to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing), and if such prior notice is not possible, to give such notice immediately following the making of any such disclosure or filing.

Section 7.3	Notice and Cure Provisions

(1)	Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(a)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Time.

(2)

The Purchaser may not exercise its right to terminate this Agreement pursuant to Section 9.1(1)(c)(ii) and the Company may not exercise its right to terminate this Agreement pursuant to Section 9.1(1)(d)(ii) unless the Party seeking to terminate the Agreement shall have delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the termination right. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may exercise such termination right until the earlier of (i) the Outside Date, and (ii) the date that is 30 Business Days following receipt of such notice by the Party to whom the notice was delivered, if such matter has not been cured by such date. If such notice has been delivered prior to the date of the Company Meeting, such meeting shall, unless the Parties agree otherwise, be postponed or adjourned until the expiry of such period (without causing any breach of any other provision contained herein).

Section 7.4	Access to Information; Confidentiality

(1)	From the date hereof until the earlier of the Effective Time and the termination of this Agreement, the Company shall:

(a)	give to the Purchaser and its representatives (including its financing sources) reasonable access to the offices, properties, books and records of the Company and its Subsidiaries; and

(b)	furnish to the Purchaser and its representatives (including its financing sources) such financial and operating data and other information as such Persons may reasonably request.

(2)	Any investigation pursuant to this Section 7.4 shall be conducted during normal business hours and in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. Neither the Purchaser nor any of its representatives will contact officers or employees of the Company or any of its Subsidiaries except after prior approval of Richard Tarte, which approval shall not be unreasonably withheld, conditioned or delayed.

(3)	Notwithstanding Section 7.4(1) or any other provision of this Agreement, the Company shall not be obligated to provide access to, or to disclose, any information to the Purchaser if the Company reasonably determines that such access or disclosure would violate Applicable Law or jeopardize any privilege claim by the Company or any of its Subsidiaries and provides the Purchaser with notice that it is withholding information in reliance upon this Section 7.4(3) together with a general description of the subject matter of such information (it being understood that, if reasonably requested by the Purchaser, the Parties shall make appropriate substitute disclosure arrangements to cause such information to be provided, if reasonably practicable, in a manner that is not reasonably likely to violate any such Applicable Law or jeopardize any such privilege claim by the Company or any of its Subsidiaries).

(4)

For greater certainty, the Purchaser Parties shall treat, and shall cause their respective representatives to treat, all information furnished to the Purchaser Parties or any of such representatives in connection with the transactions contemplated by this Agreement or pursuant to the terms of this Agreement in accordance with the terms of the Confidentiality Agreement. Without limiting the generality of the foregoing, the Purchaser Parties acknowledge and agree that the Company Disclosure Letter and all information contained in it is confidential and shall be treated in accordance with the terms of the Confidentiality Agreement.

Section 7.5	Employee Matters

From and after the Effective Time, the Purchaser shall honour and perform, or cause the Company to honour and perform, all of the obligations of the Company and any of its Subsidiaries under employment and other agreements with current or former employees and Employee Plans in accordance with their terms as in effect immediately before the Effective Time; provided that no provision of this Section 7.5 shall preclude the Company from terminating or amending any Employee Plan in accordance with its terms nor give any employees of the Company or any of its Subsidiaries any right to continued employment nor impair in any way the right of the Company or any of its Subsidiaries to terminate the employment of any employees.

ARTICLE 8

CONDITIONS

Section 8.1	Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment, as of the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a)	the Arrangement Resolution shall have been approved and adopted by the Common Shareholders at the Company Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order shall each have been obtained on terms consistent with the Agreement, and shall not have been set aside or modified in a manner unacceptable to the Company and the Purchaser, acting reasonably, on appeal or otherwise;

(c)	no Applicable Law shall be in effect that prohibits the consummation of the Arrangement;

(d)	the Regulatory Approvals shall have been obtained; and

(e)	this Agreement shall not have been terminated in accordance with its terms.

Section 8.2	Additional Conditions Precedent to the Obligations of the Purchaser

The obligations of the Purchaser to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of the Purchaser and may be waived by the Purchaser):

(a)	all covenants of the Company under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Company in all material respects, and the Purchaser shall have received a certificate of the Company addressed to the Purchaser and dated the Effective Time, signed on behalf of the Company by two senior executive officers of the Company (on the Company’s behalf and without personal liability), confirming the same as at the Effective Date;

(b)	the representations and warranties of the Company contained in paragraphs (a), (b) and (e) of Schedule “D” shall be true and correct as of the Effective Time (except, in the case of paragraph (e) of Schedule “D”, to the extent all mistakes therein do not result in losses to the Purchaser in excess of $1 million in the aggregate). The other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Purchaser shall have received a certificate of the Company addressed to the Purchaser and dated the Effective Time, signed on behalf of the Company by two senior executive officers of the Company (on the Company’s behalf and without personal liability), confirming the above as at the Effective Date; and

(c)	since the date of this Agreement, there has not been any Material Adverse Effect, and the Purchaser shall have received a certificate of the Company addressed to the Purchaser and dated the Effective Time, signed on behalf of the Company by two senior executive officers of the Company (on the Company’s behalf and without personal liability), confirming the same as at the Effective Date.

Section 8.3	Additional Conditions Precedent to the Obligations of the Company

The obligations of the Company to complete the transactions contemplated by this Agreement shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of the Company and may be waived by the Company):

(a)	all covenants of the Purchaser under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Purchaser in all material respects, and the Company shall have received a certificate of the Purchaser, addressed to the Company and dated the Effective Time, signed on behalf of the Purchaser by two of its senior executive officers (on the Purchaser’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)	the representations and warranties of the Purchaser set forth in this Agreement shall be true and correct in all material respects as of the Effective Time as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date, and except in each case, for those representations and warranties that are subject to a materiality qualification, which must be true and correct in all respects), and the Company shall have received a certificate of the Purchaser, addressed to the Company and dated the Effective Time, signed on behalf of the Purchaser by two senior executive officers of the Purchaser (on the Purchaser’s behalf and without personal liability), confirming the same as at the Effective Date; and

(c)	the Purchaser shall have deposited or caused the Purchaser Parties to have deposited with the Depositary in escrow (the terms and conditions of such escrow to be satisfactory to the Company, acting reasonably) in accordance with Section 2.9 the funds required to effect payment in full of the aggregate Consideration to be paid pursuant to the Arrangement and the Depositary shall have confirmed to the Company receipt of these funds.

Section 8.4	Satisfaction of Conditions

The conditions precedent set out in Section 8.1, Section 8.2 and Section 8.3 shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director with the consent of the Parties and in accordance with the terms of this Agreement. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between the Purchaser and the Depositary, all funds held in escrow by the Depositary pursuant to Section 2.9 hereof shall be deemed to be released from escrow when the Certificate of Arrangement is so issued by the Director.

ARTICLE 9

TERMINATION

Section 9.1	Termination

(1)	This Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution or the Arrangement by the Common Shareholders and/or the Court):

(a)	by mutual written agreement of the Company and the Purchaser; or

(b)	by either the Company or the Purchaser, if:

(i)	the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date;

(ii)	after the date hereof, there shall be enacted or made any Applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins the Company or the Purchaser from consummating the Arrangement and such Applicable Law (if applicable) or enjoinment shall have become final and non-appealable; or

(iii)	the Arrangement Resolution shall have failed to receive the requisite vote for approval at the Company Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order; or

(c)	by the Purchaser, if:

(i)	prior to obtaining the approval of the Arrangement Resolution by the Common Shareholders, the Board withdraws, amends, modifies or qualifies, in a manner adverse to the Purchaser, the approval or recommendation of the Board of the Arrangement (a “Change in Recommendation”) (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than 15 days following the formal announcement thereof shall not be considered a Change in Recommendation); or

(ii)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 8.1 or Section 8.2 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that the Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 8.1 or Section 8.3 not to be satisfied; or

(iii)	the Board authorizes the Company, in accordance with the mechanisms contemplated by this agreement, to enter into a written agreement (other than a confidentiality agreement permitted by Section 5.2(3)) concerning a Superior Proposal; or

(d)	by the Company, if:

(i)	the Board authorizes the Company, in accordance with the mechanisms contemplated by this Agreement, to enter into a written agreement (other than a confidentiality agreement permitted by Section 5.2(3)) concerning a Superior Proposal;

(ii)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of any of the Purchaser Parties set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 8.1 or Section 8.3 not to be satisfied, and such condition is incapable of being satisfied by the Outside Date; provided that the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 8.1 or Section 8.2 not to be satisfied; or

(iii)	the Purchaser does not provide the Depositary with sufficient funds to complete the transactions contemplated by the Agreement as required pursuant to Section 2.9.

(2)	The Party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(1)(a)) shall give notice of such termination to the other Party.

Section 9.2	Effect of Termination

If this Agreement is terminated pursuant to Section 9.1, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant, affiliate or representative of such Party) to any other Party hereto, except that the provisions of this Section 9.2 and Section 5.3 (other than the first sentence thereof), Section 6.3(6), Section 7.4(4), Section 10.2, Section 10.3, Section 10.4, Section 10.5, Section 10.7, Section 10.8, Section 10.9, Section 10.10 and Section 10.12 shall survive any termination hereof pursuant to Section 9.1(1).

ARTICLE 10

GENERAL PROVISIONS

Section 10.1	Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and Final Order and Applicable Laws, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

Section 10.2	Waiver

No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision (whether or not similar) or a future waiver of the same provisions, nor shall such waiver be binding unless executed in writing by the Party to be bound by the waiver. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 10.3	Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by electronic mail, or as of the following Business Day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other given in accordance with these provisions):

(a)	if to the Purchaser:

c/o TPG CAPITAL, L.P.

301 Commerce Street

Suite 3300

Forth Worth, Texas 76102

Fax: (817) 871-4001

Attention: Clive Bode, Esq. and Todd Sisitsky

with a copy (which shall not constitute notice) to:

ROPES & GRAY LLP

One International Place

Boston, MA 02110

Fax: (617) 951-7050

Attention: Newcomb Stillwell and William Shields

(b)	if to the Company:

597, boul. Laurier

Mont St-Hilaire, Québec CANADA J3H 6C4

Fax: (450) 464-9979

Attention: Frank Verwiel and Richard Tarte

with a copy (which shall not constitute notice) to:

STIKEMAN ELLIOTT LLP

1155 René-Lévesque Blvd. West, 40th Floor

Montréal, Québec CANADA H3B 3V2

Fax: (514) 397-3222

Attention: Edward B. Claxton and Benoît C. Dubord

and

LATHAM & WATKINS LLP

Sears Tower, Suite 5800

233 South Wacker Drive

Chicago, IL U.S.A. 60606-6041

Fax: (312) 993-9767

Attention: Thomas E. Keim, Jr.

Section 10.4	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Québec and the laws of Canada applicable therein, and shall be construed and treated in all respects as a Québec contract; provided, however, that the term “Material Adverse Effect” shall be governed by and construed in accordance with the law of New York State. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of Québec in respect of all matters arising under and in relation to this Agreement and the Arrangement.

Section 10.5	Expenses and Termination Fees

(1)	Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.

(2)	If a Termination Fee Event occurs, the Company shall pay to or as directed by the Purchaser (by wire transfer of immediately available funds) the Termination Fee in accordance with Section 10.5(3). For the purposes of this Agreement, “Termination Fee” means $30 million, less the amount of any non-resident withholding required by Applicable Laws relating to Taxes which is concurrently remitted by the Company to the relevant Governmental Authority and less any amounts previously reimbursed by the Company to Purchaser pursuant to Section 10.5(5), and “Termination Fee Event” means:

(a)	the termination of this agreement by the Purchaser pursuant to Section 9.1(1)(c)(i) or Section 9.1(1)(c)(iii) or by the Company pursuant to Section 9.1(1)(d)(i); or

(b)	the termination of this agreement by either the Company or the Purchaser pursuant to Section 9.1(1)(b)(i) or Section 9.1(1)(b)(iii), but only if, in the case of this paragraph (b): (i) prior to the Company Meeting, an Acquisition Proposal shall have been made or publicly announced by any Person other than the Purchaser; and (ii) such Acquisition Proposal is consummated within a period of 365 days from the date of exercise of such termination, or a definitive agreement with respect to such Acquisition Proposal is entered within such 365-day period and such Acquisition Proposal is consummated, provided that for the purpose of this Section 10.5(2)(b), all references to “20%” in the definition of Acquisition Proposal shall be changed to “50%”.

(3)	If a Termination Fee Event occurs due to a termination of this Agreement by the Company pursuant to Section 9.1(1)(d)(i), the Termination Fee shall be paid simultaneously with the occurrence of such Termination Fee Event. If a Termination Fee Event occurs due to a termination of this Agreement by the Purchaser pursuant to Section 9.1(1)(c)(i) or Section 9.1(c)(iii), the Termination Fee shall be paid within two Business Days following such Termination Fee Event. If a Termination Fee Event occurs in the circumstances set out in Section 10.5(2)(b), the Termination Fee shall be paid upon the earlier of the closing of the applicable acquisition referred to therein or upon the entering into of the applicable contract referred to therein.

(4)	In the event that:

(a)	this Agreement is terminated by the Company pursuant to Section 9.1(1)(b)(i), Section 9.1(d)(ii) or Section 9.1(1)(d)(iii) and the Purchaser shall have failed to obtain in full the financings contemplated by the Commitment Letter or Equity Commitment Letter;

(b)	all conditions set forth in Section 8.1 and Section 8.2 (other than those that by their nature will not be satisfied until the Effective Time or, in the case of termination pursuant to Section 9.1(d)(ii), conditions which shall have not been satisfied as a result of a breach or failure of Purchaser) have been satisfied;

(c)	no event has occurred and no conditions exist that would cause any of the conditions set forth in Section 8.1 (other than, in the case of termination pursuant to Section 9.1(d)(ii), conditions which shall have not been satisfied as a result of a breach or failure of Purchaser) or Section 8.2 to fail to be satisfied assuming the Effective Time were to be scheduled for such time; and

(d)	the Marketing Period shall have been completed,

then, in any such case, the Purchaser will pay or will cause to be paid to the Company by wire transfer in immediately available funds to an account designated by the Company an amount equal to $35 million (the “Break-Up Fee”), less the amount of any non-resident withholding required by Applicable Law relating to Taxes which is concurrently remitted to the relevant Governmental Authority. Such payment will be due within two Business Days of such termination. In the event that the Break-Up Fee is available pursuant to this Section 10.5(4), and no other breach of any representation or warranty or failure to perform any covenant or agreement on the part of any of the Purchaser Parties set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 8.1 or Section 8.3 to fail to be satisfied, the Break-Up Fee shall be the sole and exclusive remedy of the Company and its affiliates against the Purchaser or the Equity Sponsor arising from or in connection with this Agreement or arising from or in connection with any other claim or cause of action.

(5)	In the event that this Agreement is terminated by the Purchaser or the Company pursuant to Section 9.1(1)(b)(iii) or by the Purchaser pursuant to Section 9.1(1)(c)(ii), the Company shall pay, or cause to be paid, to the Purchaser all reasonable documented expenses, costs and fees of the Purchaser and its affiliates incurred in connection with the transactions contemplated hereby and related financings not to exceed $10 million, such payment to be made within two Business Days of any such termination or, if later, within two Business Days of Purchaser’s provision of documentation in respect of such expenses.

(6)	Subject to Section 10.6, each of the Parties acknowledges that the agreements contained in this Section 10.5 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 10.5 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive.

Section 10.6	Injunctive Relief

The Company agrees that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed by the Company in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Purchaser shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of the provisions of this Agreement or to otherwise obtain specific performance of any such provisions, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived. Notwithstanding anything else in this Agreement or otherwise, the Company shall not be entitled to an injunction or injunctions to prevent breaches of this Agreement by the Purchaser Parties or to enforce specifically the terms and provisions of this Agreement or to obtain other equitable relief.

Section 10.7	Time of Essence

Time is of the essence of this Agreement.

Section 10.8	Binding Effect

This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns, provided that this Agreement may not be assigned or novated by any Party without the prior written consent of the other; provided however that Purchaser may assign its rights and obligations hereunder together with its rights under the Equity Commitment Letter to any affiliate; provided further that no such assignment will relieve Purchaser of any liability for any of its obligations hereunder.

Section 10.9	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Applicable Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 10.10	No Third Party Beneficiaries

Except as provided in Section 6.1, which, without limiting its terms, is intended as a stipulation for the benefit of the third Persons mentioned therein, and except for the rights of the Common Shareholders to receive the Consideration following the Effective Time pursuant to the Arrangement (for which purpose the Company hereby confirms that it is acting as mandatory on behalf of the Common Shareholders), this Agreement is not intended to confer any rights or remedies upon any Person other than the Parties to this Agreement. To the fullest extent permitted by Applicable Law, each of the Purchaser and the Company agrees that the stipulations for the benefit of third Persons set out in Section 6.1 shall not be revoked, and that acceptance by such third Persons of such stipulations shall be deemed to have occurred, without prejudice to their right to accept in any other manner, through the fulfilment of their respective duties and functions with the Company or its Subsidiaries until the end of the Business Day following the execution of this Agreement, it being an essential condition of this Agreement that the Persons intended to be beneficiaries of such stipulations shall be entitled to all the rights and remedies available to them thereunder and under Applicable Law.

Section 10.11	Rules of Construction

The Parties to this Agreement waive the application of any Applicable Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 10.12	No Liability

(1)	Notwithstanding anything to the contrary in this Agreement or otherwise, except for the liability of the Equity Sponsor under the Equity Sponsor’ guarantee of certain obligations of the Purchaser hereunder and the liability of the Purchaser under this Agreement, no past, present or future director, officer, partner, shareholder, member, controlling person, affiliate, employee, agent, consultant or other representative of the Purchaser or of the Equity Sponsor or of any of their respective affiliates shall have any personal liability whatsoever under this Agreement or any other document or otherwise in connection with the transactions contemplated hereby. No director or officer of the Company or any of its Subsidiaries shall have any personal liability whatsoever to the Purchaser under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company or any of its Subsidiaries.

(2)	Notwithstanding anything to the contrary in this Agreement or otherwise, but subject to Section 10.12(1), in no event, whether or not this Agreement shall have been terminated, shall the Purchaser or the Equity Sponsors be subject to monetary damages in excess of $50 million in the aggregate (inclusive of the Break-Up Fee, if available pursuant to Section 10.5(4)) for all losses arising from or in connection with breaches by the Purchaser of its representations, warranties, covenants or agreements contained in this Agreement or arising from or in connection with any other claim or cause of action. The right to receive such damages or, if available pursuant to Section 10.5(4), the Break-Up Fee, shall be the sole and exclusive remedy of the Company and its affiliates against the Purchaser or the Equity Sponsor arising from or in connection with breaches by the Purchaser of its representations, warranties, covenants or agreements contained in this Agreement or arising from or in connection with any other claim or cause of action.

(3)	Notwithstanding anything to the contrary in this Agreement or otherwise, but subject to Section 10.6, in no event, whether or not this Agreement shall have been terminated, shall the Company or any of its affiliates be subject to monetary damages in excess of $30 million in the aggregate (inclusive of the Termination Fee, if available pursuant to Section 10.5(2)) for all losses arising from or in connection with breaches by the Company of its representations, warranties, covenants or agreements contained in this Agreement or arising from or in connection with any other claim or cause of action, and upon payment to the Purchaser of such damages or the Termination Fee in accordance with this Agreement, if available, the Company shall have no further liability or obligation to the other Parties or otherwise relating to or arising out of this Agreement or the transactions contemplated hereby.

Section 10.13	Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

Section 10.14	Counterparts, Execution

This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

IN WITNESS WHEREOF the Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

AXCAN PHARMA INC.

By:	/s/ Frank A.G.M. Verwiel
Authorized Signing Officer

By:	/s/ Steve Gannon
Authorized Signing Officer

ATOM INTERMEDIATE HOLDINGS INC.

By:	/s/ Todd Sisitsky
Authorized Signing Officer

By:	/s/ Geoff Lieberthal
Authorized Signing Officer

[Arrangement Agreement Signature Page]

Schedules to Arrangement Agreement

Schedule A: Plan of Arrangement

Schedule B: Special Resolution of Axcan Pharma Inc.

Schedule C: Regulatory Approvals

Schedule D: Representations and Warranties of Axcan Pharma Inc.

Schedule E: Representations and Warranties of the Purchaser

The Company agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.